

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2014

Via E-mail
James E. Lauter
Chief Financial Officer and Chief Accounting Officer
Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

> **Re:** **Home Loan Servicing Solutions, Ltd.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed August 18, 2014**
> **File No. 001-35431**

Dear Mr. Lauter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Changes in Results of Operations Summary, page 25

1. We note your net interest income disclosures which refer to changes in the fair value of Notes Receivable. Please tell us and revise future filings to also discuss changes in the

types and amount of servicing expenses paid to Ocwen and the amortization of Notes Receivable in your net interest income discussion.

2.   Please provide the gross and net revenue basis points received on the unpaid principal balance of the related mortgage loans during each of the periods presented in your next response and in future filings and discuss the reasons for the changes.

3.   We note you currently net servicing expenses paid to Ocwen, the amortization of Notes Receivable-Rights to MSR's and their related fair value changes against interest income. Please tell us what consideration was given to presenting these items as operating expenses.

Executive Compensation, page 43

4.   We note the restatements made to your financial statements, as reported in your Form 8-K filed August 14, 2014. With a view towards revised disclosure, please advise us of any adjustments, that have or will be made, to any annual incentive compensation amounts previously paid to your executive officers as a result of such restatements.

Note 1. Summary of Significant Accounting Policies

Servicing Fees, Base Fees, Ancillary Income and Performance Based Incentive Fees, page F-10

5.   Please tell us how you account for deferred servicing fees on delinquent borrowers.

Note 1A – Restatement, page F-31

6.   Please explain the nature of the error in the application of the interest method in accounting for a financing liability, which resulted in the restatement of the financial statements for the fiscal years ended December 31, 2012 and 2013 and the interim period ending March 31, 2014. Please address the previous accounting, why you revised your accounting and why you consider the accounting revision the correction of an error in accordance with GAAP.

7.   Please explain the data input error which related to the valuation of the Notes Receivable for the impacted periods.

8.   Please tell us the specific controls implemented to properly allocate cash payments between principal and interest in connection with the financing liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Michael Clampitt (for)

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Michael G. Lubin